Exhibit 4.8

INDEPENDENT CONTRACTOR AGREEMENT
September 18, 2018
Leslie Auld
199 Rumsey Road,
Toronto
Ontario M4G 1P6
Dear Leslie:
This will confirm the terms of your engagement as a consultant with Aeterna Zentaris Inc., a corporation duly incorporated under the laws of Canada, having its head office at 315 Sigma Drive, Summerville, South Carolina 29483 (the “Corporation”) effective September 24, 2018 (the “Effective Date”) on the following terms and conditions:

1.
Services: As a consultant you will perform such services as may be mutually agreed to between you and the Corporation (the “Services”) from time to time. We have agreed that you will perform the Services described in Schedule “A” hereto. The Corporation anticipates the provision of these Services will require not more than One Hundred Twenty (120) hours of work each month, with any additional hours to be agreed upon in advance between the parties. To assist in the provision of the Services, you will have the title of Senior Vice President, Chief Financial Officer.

2.
Standard of Care. You will provide the Services to the best of your ability and in a competent and professional manner. You represent and warrant that you have sufficient expertise and resources, and the ability, to provide the Services. You will act in good faith and in the best interests of the Corporation in carrying out the Services.

3.	Term: The term of this Agreement will commence as of the Effective Date and unless sooner terminated as provided herein, will continue for an indefinite term (the “Term”).

4.
Conflict of Interest: You represent that (a) there are, as of the date hereof, no conflicts of interest or fiduciary obligations, written or unwritten, which would affect your ability to provide the Services; and (b) during the Term of this Agreement, you will not enter into any agreement, or undertake any other course of action which may reasonably be expected to give rise to a conflict of interest on your part or materially impair your ability to provide the Services hereunder. The Corporation agrees the voluntary team positions held by you at the Effective Date do not give rise to a conflict of interest under this section 4.

5.
Direction & Control: You will be solely responsible for determining the means and methods of performing the Services at all times complying with the standards contained in Section 6 below. You will ensure that you devote adequate time and attention in order to provide the Services as required herein provided you are under no obligation to provide the Services for any particular number of hours a day, or for any particular number of days a week. It is understood and agreed between the parties that you are not limited in providing services to any other person during the term of this Agreement provided that the provision of such Services does not breach the provisions of this Agreement including Section 4 and do not compete with the business of the Corporation. Except as expressly set out herein to the contrary, you will provide all necessary tools, equipment and labour related to the provision of the Services.

6.
Service Standards: You will perform the Services in accordance with (i) the overall standards and lawful policies and procedures established by the Corporation, including any code of ethics or business conduct adopted by the Corporation (including any future revisions of such policies, procedures or other codes of business conduct) and you acknowledge having been given copies of the Corporation’s Code of Conduct and Business Ethics in advance of executing this Agreement; and (ii) all applicable laws, rules and regulations, and all requirements of all applicable regulatory, self-regulatory and administrative bodies.

7.
Reporting: You will report on the Services to the President and Chief Executive Officer of the Corporation (“CEO”). You will also provide reporting as part of your Services as a member of the executive management team of the Corporation, including to the Corporation’s Audit Committee and Board, as required.

8.
Location: The Services will be principally performed at your home office in Toronto. You agree domestic and international travel will be required in the provision of the Services. Time travelling will be paid up to eight (8) hours per round trip at an hourly rate of C$150.00.

9.
Consulting Fees: In consideration of the Services rendered hereunder, you will be paid a consulting fee of C$150.00 per hour (the “Base Fees”), plus goods and services or harmonized sales tax eligible under the Excise Tax Act, 1985 (Canada) (“HST”), as required. The Base Fee will be paid monthly in arrears, payable within 30 days of submission of appropriate invoices reflecting the Services rendered in the previous month. You will not invoice the Corporation for more than the hours set out in section 1 (together with any time travelling) unless you have obtained prior approval from the CEO for such additional hours. All or part of the Base Fees may be paid through an affiliate of the Corporation.

If you are required to charge HST for the Services provided to the Corporation, you must be registered under the Excise Tax Act (Canada) as required, obtain an HST number, and include such number and the HST payable in your invoices to the Corporation.

10.
Clawback Entitlement: If the Corporation finds, after full consideration of the facts, that you engaged in fraud, theft, embezzlement or any other criminal act of a similar nature in the performance of the Services, you agree the Corporation is entitled to obtain reimbursement from you, to the full extent permitted by governing law and to the extent it determines (in its sole discretion) that it is in the Corporation’s best interest to do so. This subsection 10 does not limit the Corporation’s right to take other appropriate actions with respect to you, including termination of this engagement and other remedial and recovery action.

11.
Independent Status: The parties agree that you are a self-employed independent contractor and that you are not an employee or agent of the Corporation and this Agreement will not create any partnership, joint venture, employer/employee, principal/agent, master/servant or any other relationship between the parties except that of independent contractor. Accordingly, the Corporation has no responsibility to make deductions for, or to pay, benefits, health, welfare and pension costs, withholdings for income taxes, employment insurance premiums, Workers’ Compensation premiums, Canada Pension Plan premiums, payroll taxes, disability insurance premiums or any other similar charges with respect to the payment for the Services.

12.
Expenses: The Corporation will reimburse you for reasonable entertainment, travel and other business expenses, incurred on behalf of or at the request of the Corporation, so long as they are in incurred accordance with the Corporation’s policies and rules for such reimbursements. As an independent contractor, you are solely responsible for any and all other expenses incurred in providing the Services and the Corporation is not responsible for reimbursing you for any other expenses.

13.
Confidentiality: You acknowledge that you have received and will receive or conceive, in carrying on or in the course of providing Services to the Corporation, Confidential Information (defined below) pertaining to the activities, the technologies, the operations and the business, past, present and future, of the Corporation, which information is not in the public domain. You acknowledge that such Confidential Information belongs to the Corporation and that its disclosure or unauthorized use could be damaging or prejudicial to the Corporation and contrary to the Corporation’s best interests. Accordingly, you agree that you will maintain as confidential all information obtained under or in connection with this Agreement and will not use or disclose such information to any third party without prior consent of the Corporation. You agree to take no action that may cause any such information to lose its character as Confidential Information. This clause does not extend to information which was rightfully in your possession prior to the commencement of the negotiations that led to this Agreement, which was already in the public domain, or which becomes so at a future date through no fault by you.

In the event you are required to disclose confidential information pursuant to any law, regulation, governmental authority or court, you will give prompt notice to the Corporation of such requirement (where it is within your control to provide such notice) so as to allow the Corporation sufficient opportunity to contest such requirement. Any such disclosure must be limited solely to the extent of the requirement.
Nothing in this section 13 shall be read to prevent you from discussing or disclosing confidential information in connection with an investigation by the U.S. Securities and Exchange Commission, or another Canadian or U.S state or federal agency, or from filing and/or pursuing a charge or complaint with any such agency.
Upon the expiration or earlier termination of this Agreement, or whenever requested by the Corporation, you will immediately deliver to the Corporation all Confidential Information you possess or control. These obligations of confidentiality will survive the expiration or any termination of this Agreement.
For the purposes of this Agreement, “Confidential Information” includes, among other things: (a) work product resulting from or related to work or projects performed or to be performed by the Corporation, including, but not limited to, the interim and final lines of inquiry, hypotheses, research and conclusions related thereto and the methods, processes, procedures, analysis, techniques and audits used in connection therewith; (b) products, formulae, processes and composition of products, as well as raw materials and ingredients, of whatever kind, that are used in their manufacture; (c) technical knowledge and methods, quality control processes, inspection methods, laboratory and testing methods, information processing programs and systems, manufacturing processes, plans, drawings, tests, test reports and software; (d) equipment, machinery, devices, tools, instruments and accessories; (e) information relating to Developments (as defined below) prior to any public disclosure thereof, including, but not limited to, the nature of the developments, production data, technical and engineering data, test data and test results, the status and details of research and development of products and services, and information regarding acquiring, protecting, enforcing and licensing proprietary rights (including patents, copyrights and trade secrets); (f) financial information, production cost data, marketing strategies, raw materials supplies, suppliers, staff and client lists and related information, marketing plans, sales techniques and policies, including pricing policies, sales and distribution data, purchasing and internal cost information, internal services, operational manuals and present and future expansion plans; (g) contracts and their contents, client services, data provided by clients and the type, quantity and specifications of products and services purchased, leased, licensed or received by clients of the Corporation; (h) research, experiments, inventions, discoveries, developments, improvements, ideas, industrial secrets and know-how; (i) personnel information of employees of the Corporation; and (j) both the existence and the terms of this Agreement.

14.
Ownership of Developments and Intellectual Property in Developments: You acknowledge and agree that all rights, titles and interests in or to the Developments and all Intellectual Property (defined below) in and to the Developments shall be owned exclusively by the Corporation as of their creation and you will make full and prompt disclosure to the Corporation of all information relating to any Developments unless specifically released from such obligation in writing by the Corporation’s Board of Directors. Copyrightable work included in Developments shall be deemed to "work made for hire" (as defined in the Copyright Act, 17 U.S.C.A. § 101 et seq., as amended). Without further compensation, you hereby irrevocably quit-claim and assign, and agree to assign to the Corporation, or any designee, your entire right, title and interest in and to the Developments and all Intellectual Property in and to the Developments. You understand that this assignment is intended to, and does, extend to Developments currently in existence, in development, as well as Developments which have yet to be created.

You hereby irrevocably waive, in favour of the Corporation, its successors, assigns and nominees, all moral rights arising under the Copyright Act, 1985 (Canada) as amended (or any successor legislation of similar effect) or similar legislation in any applicable jurisdiction, or at common law, to the full extent that such rights may be waived in each respective jurisdiction, that you may have now or in the future with respect to the Developments. You acknowledge that the Corporation has the right to use, modify or reproduce any Developments realized by you, at its entire discretion, without your authorization and without your name being mentioned.
For the purposes of this Agreement, “Developments” means any discovery, invention, design, improvement, concept, design, specification, creation, development, treatment, computer program, method, process, apparatus, specimen, formula, formulation, product, hardware or firmware, any drawing, report, memorandum, article, letter, notebook and any other work of authorship and ideas (whether or not patentable or copyrightable) and legally recognized proprietary rights (including, but not limited to, patents, copyrights, trademarks, topographies, know-how and trade secrets), and all records and tangible embodiments relating to the foregoing, that:

a)	result or derive from the relationship created under this Agreement or from your knowledge or use of the Corporation’s confidential information;

b)	are conceived or made by you (individually or in collaboration with others) in the course of your engagement by the Corporation under this Agreement;

c)	result from or derive from the use or application of the resources of the Corporation; or

d)	relate to the business operations of actual or demonstrably anticipated research and development by the Corporation.
For the purposes of this Agreement, “Intellectual Property” shall mean all common law, statutory and other intellectual and industrial property rights including, without limiting the generality of the foregoing:

a)
rights to any patents, trademarks, service marks, trade names, domain names, copyright, database rights, designs, industrial designs, trade secrets, integrated circuit rights and topography rights; and

b)	all domestic and foreign registrations, applications, divisionals, continuations, continuations in-part, re-examinations and renewals thereof.

15.
Further Assurances. You shall, at the Corporation’s expense, perform all actions reasonably requested by the Corporation (whether during or after the Term) to establish and confirm title and ownership of Developments and all Intellectual Property in and to the Developments (including, without limitation, assignments, consents, powers of attorney and other instruments). You agree to execute on demand, whether during or after the Term, any applications, transfers, assignments or other documents as the Corporation may consider necessary for the purpose of either:

a)	obtaining maintaining, or vesting or assigning absolute title in any Developments and any Intellectual Property related thereto to the Corporation; or

b)
applying for, prosecuting, obtaining or protecting any patent, copyright, industrial design or trade-mark registration or any other similar right pertaining to any Intellectual Property in Developments in any country. You further agree to cooperate and assist the Corporation in every way possible in the application for or prosecution of rights pertaining to such Intellectual Property.

16.
Remedies: You recognize and expressly acknowledge that the Corporation would be subject to irreparable harm should any of the provisions of sections 13 and 14 be infringed, or should any of your obligations under this Agreement be breached by you, and that damages alone will be an inadequate remedy for any breach or violation thereof and that the Corporation, in addition to all other remedies, will be entitled as a matter of right to equitable relief, including temporary or permanent injunction to restrain such breach.

17.
Ownership of Files and Other Property: Any property of the Corporation, including any file, sketch, drawing, letter, report, memorandum or other document, any equipment, machinery, tool, instrument or other device, any diskette, recording tape, compact disc, software, electronic communication device or any other property, which comes into your control or possession during the Term in the performance or in the course of performing the Services for the Corporation, regardless of whether you participated in its preparation or design, how it may have come under your control or into your possession and whether it is an original or a copy, shall at all times remain the property of the Corporation and, forthwith upon any request by the Corporation and upon the termination of this Agreement (for any reason), shall promptly be returned to the Corporation or its designated representative. You may not keep a copy or give one to a third party without the prior expressly written permission of the Chairman of the Board.

18.
Termination: This Agreement and the relationship created under this Agreement may be terminated by you or the Corporation, as the case may be prior to the expiry of the Term, upon the occurrence of any of the following events:

a)	By the Corporation upon the material breach or default by you of any provision of this Agreement; or

b)	By the Corporation at any time by providing thirty (30) days written notice to you. During this working notice period you will assist with transitional duties as required by the Corporation; or

c)
By you by providing at least thirty (30) days prior written notice and during such working notice period assisting with transitional duties as required by the Corporation. Any such notice shall not relieve either party of their mutual obligations to perform under this Agreement (it being understood the Corporation is under no obligation to utilize you to provide Services during this period); or

d)	Immediately upon your death; or

e)	Upon the mutual agreement of the parties.
Following the termination of this Agreement, you will be paid any outstanding Base Fees and incurred expenses owing to the effective date of termination. You agree that you accepting payment under this paragraph is in full and final satisfaction of all claims in respect of Services rendered and that you have no claim to notice or payment in lieu of notice in respect of the termination of your engagement.

19.
Privacy and Personal Information: You acknowledge that as a result of your engagement, you may become aware of personal information (as such term is defined in the Personal Information Electronic Documents Act) which is collected, used or disclosed by the Corporation. You agree that you will not, without the prior written consent of the Corporation, disclose or make available any such personal information to any other person or entity except in accordance with the Corporation’s express instructions. You agree that any personal information provided to you by the Corporation will only be used by you for such purposes as are specified therein and for no other purpose. You agree to execute any such further agreements required to evidence your agreement in respect thereof.

20.
Indemnity: You agree to indemnify the Corporation from and against any and all claims, costs, liabilities, damages, charges and expenses, arising out of or in connection with this Agreement or the Services, including any costs, losses or penalties incurred by the Corporation as a result of the Corporation’s failure to make any deductions, withholdings, remittances and contributions required by law, if any. If the Corporation should ever be required by any governmental authority at any time to pay on your behalf any assessments including, but not limited to, income taxes, employment insurance premiums, workers’ compensation premiums, Canada Pension Plan premiums, payroll taxes or any other similar charges, you will, forthwith upon notice, reimburse the Corporation for such payment, together with interest and any penalties applicable thereon. Your obligation under this paragraph will survive the termination or expiration of this Agreement.

21.
Survival: Notwithstanding the termination of this Agreement, each party shall remain bound by the provisions of this Agreement which by their terms impose obligations upon that party that extend beyond the termination of this Agreement.

22.
Binding Arbitration: Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined exclusively by arbitration administered by the International Centre for Dispute Resolution Canada ("ICDR Canada") and carried out in Toronto, Ontario, Canada, before one arbitrator, with the cost of such arbitration to be split equally between the parties. The arbitration shall be conducted in accordance with ICDR Canada's Canadian Arbitration Rules, except as modified herein. The arbitrator may award any form of relief permitted under this Agreement and applicable law. The arbitrator shall have no jurisdiction to vary the express terms of this Agreement. The decision of the arbitrator shall be in writing, in English, and shall state the reasons for the award. The decision rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto waive, to the fullest extent permitted by law, any rights to appeal to, or to seek review of such award by, any court. The parties hereto further agree to obtain the arbitral tribunal's agreement to preserve the confidentiality of the arbitration.

23.
Notices: Any notice given hereunder shall be given in writing and sent by registered or certified mail or hand-delivered. If such notice is sent by registered or certified mail, it shall be deemed to have been received five (5) business days following the date of its mailing if the postal services are working normally. If such is not the case, the notice must be sent by electronic mail, hand-delivered or served by bailiff, at the discretion of the sender. In the case of sending by electronic mail, hand-delivery or service, the notice shall be deemed to have been received the same day. It is agreed that if the delivery date is a non-business day, the notice shall be deemed to have been received on the following business day.

For purposes of mailed or hand-delivered notices to be effectively delivered under this provision, the notices must be addressed as follows:
For the Corporation, the address is: 315 Sigma Drive, Summerville, South Carolina 29483.
For you, the address is: 199 Rumsey Road, Toronto, Ontario M4G 1P6.
For purposes of an electronic mail notice to be effectively delivered under this provision, the notice must be addressed as follows:
For the Corporation, the address is: lauld@sympatico.ca
For you, the address is: mward@aezsinc.com

24.	General:

a)
This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and the parties acknowledge and agree that its execution has not been induced by, nor do either of the parties rely upon or regard as material, any representations or writings whatsoever not incorporated and made a part of this Agreement. This Agreement supersedes any prior agreements understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

b)	No amendment, change or modification of this Agreement will be valid unless in writing signed by the parties hereto.

c)	This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

d)
If any provision of this Agreement will be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement will not be affected by such invalidity. Moreover, if any provision of this Agreement is deemed to be overbroad or otherwise unenforceable as written, the parties agree that such provision should be modified and reformed, and then enforced, to the maximum extent permitted by applicable law.

e)	This Agreement is personal to you and may not be assigned.

25.
Acknowledgment: By entering into this Agreement, you acknowledge and agree that you have read and understand your obligations under this Agreement, agree to all of the terms hereof and have been given the opportunity to seek independent legal advice in respect of the same. You understand and agree that you are an independent contractor and are not and will not be an employee of the Corporation. You agree that the Corporation will not be obligated to make any payments to you upon termination of this Agreement except in respect of Services rendered to the date of termination.

26.
Counterparts: This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts will together constitute one and the same Agreement

To confirm your acceptance of the terms and conditions of this Agreement, please sign in the space indicated and return to the undersigned.
Yours very truly,
/s/ Michael V. Ward
Michael Ward

AGREED TO AND ACCEPTED this     19th     day of September, 2018.

AETERNA ZENTARIS INC.

By:    /s/ Michael V. Ward
Title:    President and CEO
Printed Name:     Michael V. Ward
Date:    19 September 2018
(“CORPORATION”)

LESLIE AULD                    WITNESS

 /s/ Leslie Auld                         /s/ Amelia Filige

Date:     /s/ 18 September 2018        Printed Name:        Amelia Filige

SCHEDULE “A”
SERVICES
Planning
Assist the CEO in formulating the Corporation’s future direction and supporting tactical initiatives
Monitor/direct the implementation of strategic business plans in collaboration with the CEO
Develop effective strategic financial and tax strategies
Develop financial performance measures that support the company’s strategic direction
Assist the CEO in developing an effective operating budget
Manage the capital request and budgeting process
Ensure an effective and appropriate IT strategy and operations in support of activities and plans

Operations
Participate in key decisions as a member of the executive management team
Participate in developing new business, specifically assisting the CEO in identifying new funding opportunities
Develop and maintain effective, collaborative relationships with all members of the management team
Oversee all aspects of accounting, cash flow planning, budgeting, forecasting, controlling, tax, treasury and payroll functions
Oversee all transaction processing systems
Oversee employee benefit plans, with particular emphasis on maximizing a cost-effective benefits package
Oversee the IT area and operations, ensuring appropriate technology and support of all Corporation operations
Supervise acquisition due diligence and negotiate acquisitions, mergers and divestitures in collaboration with the CEO
Recruit, train, develop, supervise and evaluate finance department staff

Financial Information
Oversee the issuance of all financial information in compliance with applicable regulations and laws
Personally review and approve all required filings with regulatory authorities,
Execute the Corporation’s quarterly financial certifications for filing
Report all monthly, quarterly and annual financial planning, analyses and results to the Board of Directors

Funding
Arrange for debt and equity financing
Monitor cash balances and cash forecasts
Invest funds
Oversee qualified pension/employee savings/retirement funds

Risk Management
Understand and mitigate key elements of the Corporation’s risk profile
Monitor all open legal issues involving financial risk and cost to the Corporation
Construct and monitor reliable control systems
Maintain appropriate insurance coverage
Serve as a member of the executive management team of the Corporation
Report risk issues to the Audit Committee of the Board of Directors
Ensure that the Corporation complies with all applicable regulatory requirements
Ensure that record keeping meets auditors and government agency requirements
Maintain relations with external auditors and investigate their findings and recommendations

Third Parties
Participate in conference calls with the investment community
Maintain effective financing relationships and professional network
Represent the Corporation with investment bankers and investors, ensuring an ongoing effective investor relations program

DMS 14214648.1